July 9, 2025

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
47685 Lakeview Blvd.
Fremont, California 94538

        Re: Tivic Health Systems, Inc.
            Registration Statement on Form S-1
            Response dated June 26, 2025
            File No. 333-287853
Dear Jennifer Ernst:

     We have reviewed your response letter dated June 26, 2025 and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2025 letter.

Response Letter filed June 26, 2025
Plan of Distribution, page 16

1. We note your response to previous comment 1 but are unable to agree that the current transaction is consistent with Securities Act Compliance and Disclosure Interpretations Question 139.11. Regardless of whether the closing condition in
       Section 2.3(b)(xiv) was included to address Nasdaq rules related to future priced securities, it is still a closing condition relating to the market price of the Company's securities, which is not permitted by CDI 139.11. Additionally, while the Selling
       Stockholder may remain obligated to fund the respective tranche if the trading price subsequently exceeds the Floor Price, there is no guarantee that this will occur. Therefore, the Selling Stockholder is not irrevocably bound to purchase each tranche. In addition, the current transaction does not satisfy the condition discussed in
 July 9, 2025
Page 2

       CDI 139.11 that the closing must occur within a "short time" after effectiveness, as subsequent tranche closings could occur as late as December 31, 2025. Accordingly, you must either revise the registration statement to limit the shares registered for resale to those underlying the already-issued preferred shares and warrants, or revise your prospectus to disclose a fixed price at which the selling shareholder will offer the shares for the duration of the offering and identify the selling shareholder as an underwriter.
      Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-
2545 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Christopher L. Tinen, Esq.